7

RECEIVED

2007 APR -3 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 March 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Financ[redacted]
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

07022114

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

United Overseas Land Ltd

We have pleasure in enclosing the Announcement released on 12 March 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED

APR 09 2007

THOMSON FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw/ja

dlw 4/3

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	UOL GROUP LIMITED
Company Registration No.	196300438C
Announcement submitted on behalf of	UOL GROUP LIMITED
Announcement is submitted with respect to *	UOL GROUP LIMITED
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	12-Mar-2007 20:36:31
Announcement No.	00123

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	ACQUISITION OF GREEN MEADOWS LOCATED AT TAGORE AVENUE, SINGAPORE
Description	
Attachments:	UOL120307.pdf Total size = **81K** (2048K size limit recommended)

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UOL GROUP LIMITED Company Registration No. 196300438C

ACQUISITION OF GREEN MEADOWS LOCATED AT TAGORE AVENUE, SINGAPORE

The Board of Directors of UOL Group Limited ("**UOL**" or the "**Company**") is pleased to announce that the Company has, through its wholly-owned subsidiary UOL Development Pte Ltd ("**UOLD**"), entered into a conditional sale and purchase agreement ("**S&PA**") to acquire the following property, details of which are as follows:

1. Property	:	Green Meadows located at Tagore Avenue, Singapore
2. Tenure	:	Freehold
3. Total Land Area	:	Approximately 455,000 square feet
4. Purpose	:	Development of the Property into residential apartments
5. Purchase Price	:	S$255 million

UOLD has entered into the S&PA with the subsidiary proprietors of strata lots holding not less than 80% of the share values in the Property for the purchase of the Property. The sale and purchase of the Property is subject to certain conditions including the order for sale from the Strata Titles Board ("**STB Order**").

An initial deposit of S$250,000 ("**Initial Deposit**") has been paid on signing of the S&PA. A deposit of 5% of the Purchase Price (less the Initial Deposit) will be paid within 7 days of the date of the S&PA and a further deposit of 5% of the Purchase Price will be paid within 7 days of the receipt of the STB Order. The balance of the Purchase Price will be paid on completion, which is expected to take place 3 months from the date of the STB Order.

The acquisition and subsequent redevelopment of the Property will be financed by internal funds and bank borrowings.

Relative Figures under Rule 1006 of the SGX Listing Manual

Market Capitalisation Test - The relative figures that were computed on the basis set out in Rule 1006(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "**Listing Manual**") are as set out below:

The aggregate consideration paid by UOL for the acquisition of S$255.0 million constitutes approximately 6.4% of the market capitalisation of the UOL group of approximately S$3,997.7 million, based on the volume weighted average price of the Company's shares transacted on 9 March 2007, being the last market day preceding the date of this Announcement.

The relative figures in Rule 1006(a), Rule 1006(b) and Rule 1006(d) of the Listing Manual are not applicable.

The acquisition constitutes a discloseable transaction under Rule 1010 of the Listing Manual.

Financial Effects

For illustrative purposes only, based on the latest announced unaudited consolidated financial statements of the UOL group for the year ended 31 December 2006, the acquisition is not expected to have a material financial impact on the UOL group's net tangible assets per share as at 31 December 2006 assuming that the acquisition had been effected at the end of the UOL group's financial year ended 31 December 2006. The acquisition is also not expected to have a material financial impact on the UOL group's earnings per share for the financial year ended 31 December 2006 assuming that the acquisition had been effected at the beginning of the UOL group's financial year ended 31 December 2006.

Interests of Directors and Controlling Shareholders

The Company is not aware that any of the Directors of the Company or any of the controlling shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 12/03/2007 to the SGX

END